UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 31, 2022

Monterey Capital Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41389	87-2898342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

419 Webster Street

Monterey, California 93940

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (831) 649-7388

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one redeemable Warrant, and one right to receive one-tenth (1/10) of a share of Class A common stock,	MCACU	The NASDAQ Stock Market LLC
Class A common stock, par value $0.0001 per share	MCAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share of Class A common stock for $11.50 per share	MCACW	The NASDAQ Stock Market LLC
Rights, each right receives one-tenth of one share of Class A common stock	MCACR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On December 31, 2022, Monterey Capital Acquisition Corporation, a Delaware corporation (“MCAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among MCAC, ConnectM Technology Solutions, Inc., a Delaware corporation (“ConnectM” or the “Company”), and Chronos Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of MCAC (“Merger Sub”). Pursuant to the terms and conditions of the Merger Agreement, a business combination between MCAC and ConnectM will be effected through the merger of Merger Sub with and into ConnectM, with ConnectM surviving the merger as a wholly owned subsidiary of MCAC (as defined in the Merger Agreement) (the “Merger”). The Board of Directors of MCAC (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of MCAC. In addition, in connection with the consummation of the Merger, MCAC will be renamed “ConnectM Technology Solutions, Inc.”

Treatment of ConnectM Securities

ConnectM Stock. At the Effective Time (as defined in the Merger Agreement), each share of ConnectM common stock, par value $0.0001 per share (“ConnectM Common Stock”), and ConnectM preferred stock, par value $0.0001 per share (“ConnectM Preferred Stock”, and together with ConnectM Common Stock, “ConnectM Stock”) (but excluding shares the holders of which perfect rights of appraisal under Delaware law), will be converted into the right to receive such number of shares of common stock, par value $0.0001 per share, of MCAC common stock (“MCAC Common Stock”) as calculated based on the Exchange Ratio as set forth in the Merger Agreement. “Exchange Ratio” is defined in the Merger Agreement to be the quotient of (a) the merger consideration (the “Merger Consideration”) (as defined below), divided by (b) the number of shares of ConnectM capital stock outstanding as of immediately prior to the Effective Time, including any shares underlying outstanding warrants to purchase ConnectM Common Stock and excluding any shares of ConnectM capital stock held in treasury by ConnectM. The Merger Consideration is 14,500,000 shares of MCAC Common Stock, subject to an upward adjustment depending on the extent to which MCAC's transaction expenses exceed $8,000,000.

Stock Options. At the Effective Time, each outstanding option to purchase shares of ConnectM Common Stock will be converted into an option to purchase shares of MCAC Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Exchange Ratio, with the per-share exercise price equal to the exercise price prior to the Effective Time divided by the Exchange Ratio.

Warrants. At the Effective Time, each outstanding warrant to purchase shares of ConnectM Common Stock will be converted into a warrant to purchase shares of MCAC Common Stock equal to the number of shares subject to such warrant prior to the Effective Time multiplied by the Exchange Ratio, with the per-share exercise price equal to the exercise price prior to the Effective Time divided by the Exchange Ratio.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, good standing and qualification, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) compliance with laws and permits, (e) financial statements and internal controls, (f) absence of certain changes and undisclosed liabilities, (g) litigation, (h) labor and employee matters, (i) environmental matters, (j) tax matters, (k) real and personal property, (l) intellectual property, (m) insurance, (n) material contracts, (o) brokers and finders, (p) trade compliance and (q) transactions with affiliates.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for MCAC and ConnectM to use reasonable best efforts to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of their respective stockholders including, in the case of MCAC, approvals of the Merger Agreement and the Merger, the restated certificate of incorporation, the share issuance under the rules of the Nasdaq Stock Market (“Nasdaq”) and the 2023 Equity Incentive Plan (as defined herein) of the combined company. MCAC has also agreed to include in the Proxy Statement the recommendation of the Board that stockholders approve all of the proposals to be presented at the special meeting.

Non-Solicitation Restrictions

Each of MCAC and ConnectM has agreed that from the date of the Merger Agreement to the date of the closing (the “Closing” or “Closing Date”) or, if earlier, the termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party, or provide non-public information or data concerning it or its subsidiaries to any party relating to a Parent Acquisition Proposal, in the case of MCAC, or a Company Acquisition Proposal, in the case of the Company (as such terms are defined in the Merger Agreement), or enter into any agreement relating to such a proposal. Each of MCAC and ConnectM has also agreed to use its reasonable best efforts to prevent any of its representatives from doing the same.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) receipt of the MCAC stockholder approval and ConnectM stockholder approval, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions, (iv) the effectiveness of the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), (v) MCAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (vi) the common stock of the combined company to be issued pursuant to the Merger Agreement being listed or having been approved for listing on Nasdaq, (vii) solely with respect to MCAC, (A) the representations and warranties of ConnectM being true and correct to applicable standards in the Merger Agreement and each of the covenants of ConnectM having been performed or complied with in all material respects, and (B) since the date of the Merger Agreement there not having been a material adverse effect on ConnectM that is continuing and (viii) solely with respect to ConnectM, (A) the representations and warranties of MCAC being true and correct to applicable standards in the Merger Agreement and each of the covenants of MCAC having been performed or complied with in all material respects, (B) since the date of the Merger Agreement there not having been a material adverse effect on MCAC that is continuing, and (C) the effective resignations of certain directors and executive officers of MCAC. The Merger Agreement does not include a minimum cash condition.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i)	by mutual written consent of MCAC and ConnectM;

(ii)	by either MCAC or ConnectM if the Merger is not consummated on or before November 13, 2023 (the “Outside Date”), provided that the failure to consummate the Merger by the Outside Date is not due to a material breach by the party seeking to terminate and which such breach is the proximate cause for the conditions to close not being satisfied;

(iii)	by either MCAC or ConnectM if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied at the Closing (subject to a 30-day cure period for breaches that are curable), provided that such right to terminate will not be available to either party if it has breached in any material respect its obligations set forth in the Merger Agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(iv)	by either MCAC or ConnectM if a governmental entity shall have issued a law or final, non-appealable governmental order, rule or regulation permanently restraining, enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement in a manner that has proximately contributed to the governmental action;

(v)	by either MCAC or ConnectM if MCAC stockholder approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at the special meeting or any adjournment thereof;

(vi)	by written notice from MCAC to ConnectM if the Company Stockholders do not approve the merger agreement within two days following the date of the Merger Agreement; or

(vii)	by written notice from ConnectM to MCAC if the Board shall have publicly withdrawn, modified, withheld or changed its recommendation to vote in favor of the Merger and other proposals, if such notice is given by ConnectM within 15 business days after such action (or inaction) by the Board.

In the event the Merger Agreement is terminated in certain of the circumstances described above, MCAC will be obligated to reimburse ConnectM for up to $1,200,000 of its transaction expenses. MCAC also agreed to extend the time to complete a business combination by up to an additional six months in accordance with the terms and procedures of its amended and restated certificate of incorporation (the “Extension”) to the extent necessary to consummate the Closing, provided that ConnectM transfers to MCAC funds up to $1,840,000 to the extent necessary to effect such extension. MCAC is not obligated to repay such funds to ConnectM unless at the time the Merger Agreement is terminated all of the conditions to Closing are satisfied or waived by the applicable party and the reason that the Closing has not occurred is that MCAC has breached its obligations under the Merger Agreement to consummate the Closing.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about MCAC, ConnectM or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about MCAC, ConnectM or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that MCAC makes publicly available in reports, statements and other documents filed with the SEC. MCAC and ConnectM investors and security holders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Sponsor Support Agreement. In connection with the execution of the Merger Agreement, Monterrey Acquisition Sponsor, LLC (the “Sponsor”) entered into a sponsor support agreement (the “Sponsor Support Agreement”) with MCAC and ConnectM, pursuant to which to which the Sponsor and the independent directors of MCAC have agreed to waive, subject to, conditioned upon and effective as of immediately prior to, the Effective Time, the adjustment to the conversion ratio set forth in MCAC’s amended and restated certificate of incorporation with respect to the MCAC Class B Common Stock and vote all shares of MCAC Common Stock beneficially owned by them in favor of the Merger. The Sponsor and the independent directors of MCAC have also agreed, that in the event less than all of the holders of MCAC Class B Common Stock execute the Registration Rights Agreement (as defined below), they will agree to waive certain rights under that certain registration rights agreement, dated May 10, 2022, by and among MCAC, Sponsor and the independent directors.

Company Stockholder Support Agreement. In connection with the execution of the Merger Agreement, MCAC entered into a stockholder support agreement (the “Company Stockholder Support Agreement”) with ConnectM and the Company Stockholders (as defined in the Company Stockholder Support Agreement), pursuant to which to the Company Stockholders agreed to vote all shares of ConnectM Stock beneficially owned by them in favor of the Merger.

Lock-up Agreements/Transfer Restrictions. In connection with the execution of the Merger Agreement, MCAC, the Sponsor, and certain Company Stockholders also entered into lock-up agreements, a form of which is attached hereto, which shall become effective as of the Effective Time (the “Lock-up Agreements”), pursuant to which, subject to certain limited exceptions, each of the Sponsor and the Company Stockholders has agreed not to transfer any of its shares of MCAC Common Stock during the period beginning on the Closing Date and ending on the earlier of (A) 180 days after the Closing Date and (B)(x) the date on which the price of MCAC Common Stock equals or exceeds $16.50 for any 20 trading days within any 30 trading day period following the 150th day after the Closing Date, or (y) a Change of Control (as defined in the Lock-up Agreements).

2023 Equity Incentive Plan. MCAC has agreed to approve and adopt an incentive award plan (the “2023 Equity Incentive Plan”), which will be effective as of the Closing and in a form mutually acceptable to the Board of Directors of MCAC. The 2023 Equity Incentive Plan shall provide for an initial aggregate share reserve equal to the sum of (a) 10% of the number of shares of MCAC Common Stock outstanding immediately following the Effective Time after giving effect to the transactions contemplated hereby, plus (b) an annual increase on the first day of each calendar year beginning on the first January 1 following the Closing and ending on and including January 1 of the tenth calendar year thereafter, equal to the lesser of (i) 4% of the aggregate number of shares of MCAC Common Stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by the administrator of the 2023 Equity Incentive Plan.

Amended and Restated Registration Rights Agreement. In connection with the Closing, MCAC, the Sponsor, certain existing stockholders of MCAC and certain stockholders of ConnectM who will receive shares of MCAC Common Stock pursuant to the Merger Agreement will enter into an amended and restated registration rights agreement (“Registration Rights Agreement”) mutually agreeable to MCAC and ConnectM and in substantially the form attached to the Merger Agreement, which will become effective upon the consummation of the Merger. MCAC has agreed that, prior to the closing, it will request that each holder of Class B Common Stock of MCAC execute an amended and restated registration rights agreement (“Registration Rights Agreement”) mutually agreeable to MCAC and ConnectM and in substantially the form attached to the Merger Agreement, among MCAC, certain stockholders of ConnectM and each holder of Class B Common Stock of MCAC.

Forward Purchase Agreement. In connection with the execution of the Merger Agreement, MCAC and Meteora Special Opportunity Fund (the “Seller”), entered into an agreement (the “Forward Purchase Agreement”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”). Pursuant to the terms of the Forward Purchase Agreement, Seller intends to purchase in the open market through a broker shares of MCAC Class A common stock, par value $0.0001 per share (“Class A Common Stock” or the “Shares”), after the date of the Forward Purchase Agreement from holders of Shares (other than MCAC or affiliates of MCAC), including from those who have elected to redeem Shares (such holders, “Redeeming Holders”) pursuant to the redemption rights set forth in MCAC’s amended and restated certificate of incorporation, dated as of May 10, 2022, in connection with the execution of the Merger Agreement, up to a maximum of 6,600,000 Shares at a price equal to the estimated redemption price of approximately $10.21 per Share (based on an amount of $93,909,133.78 currently held in the Trust Account) to be paid to investors who elect to redeem their shares at MCAC’s redemption deadline (the “Initial Price”); provided that Seller may not beneficially own greater than 9.9% of the issued and outstanding Shares on a post-merger pro forma basis. Seller has agreed to waive any redemption rights with respect to any Shares in connection with the merger. Such waiver may reduce the number of Shares redeemed in connection with the merger, which reduction could alter the perception of the potential strength of the merger. The number of Shares purchased by the Seller, not including the Share Consideration Shares (as defined below), shall be referred to as the “Recycled Shares.”

The Forward Purchase Agreement provides that not later than one local business day following the Closing (the “Prepayment Date”) of the merger, MCAC will pay to Seller, out of funds held in MCAC’s trust account (the “Trust Account”), a cash amount (the “Prepayment Amount”) equal to (x) the product of the number of Recycled Shares and the Initial Price less (y) an amount equal to 1% of the product of the number of Recycled Shares and the Initial Price (the “Prepayment Shortfall”). At the written request of Seller, the Prepayment Amount must be deposited into an escrow account simultaneously with the Closing. In addition to the Prepayment Amount, MCAC shall pay directly from the Trust Account on the Prepayment Date, an amount equal to the product of 40,000 and the Initial Price (the “Additional Consideration”), for the purpose of repayment of Seller having actually purchased additional Shares (the “Share Consideration Shares”) from third parties prior to the Closing. The Additional Consideration shall be free and clear of all obligations of Seller in connection with signing a definitive agreement for the Forward Purchase Transaction.

From time to time following the Closing, Seller may sell Recycled Shares at any time and at any sales price, without payment by Seller of any Early Termination Obligation (as defined in the Forward Purchase Agreement), until such time as the proceeds from the sales equal 100% of the Prepayment Shortfall.

From time to time following the Closing and prior to the earliest to occur of (a) the third anniversary of the Closing and (b) the date specified by Seller in a written notice to be delivered to MCAC at Seller’s discretion after the occurrence of any of a (x) Trigger Event (defined below) or (y) Delisting Event (each as defined in the Forward Purchase Agreement) (in each case, the “Maturity Date”), Seller may, in its sole discretion, sell some or all of the Shares. On the Maturity Date, the escrow agent shall transfer to the Seller an amount in cash equal to the product of (x)(i) the number of Shares as set forth in the initial Pricing Date Notice (as defined in the Forward Purchase Agreement) less (b) the number of Terminated Shares (as defined in the Forward Purchase Agreement) (the “Matured Shares”) multiplied by (y) the Initial Price and the Seller shall transfer to the escrow agent for the benefit of MCAC the Matured Shares less the Maturity Shares and the Penalty Shares (each as defined below). On the last trading day of each week following the merger, Seller will pay to the combined company the product of the number of Shares sold multiplied by the Reset Price. The “Reset Price” shall initially be the Initial Price and shall be adjusted on the first scheduled trading day of each week commencing with the first week following the thirtieth day after the Closing to be the lowest of (a) the then-current Reset Price, (b) the Initial Price and (c) the VWAP Price of the Shares of the prior week, but not lower than $7.50; provided that to the extent that MCAC or the combined company offers and sells any Shares or securities convertible into Shares at a price lower than the Initial Price, the Reset Price, shall be modified to equal such reduced price at which such securities may be issued. Seller will retain any sale proceeds in excess of the product of the number of Shares sold by Seller and the Reset Price.

In the event that the VWAP Price of the Class A Common Stock falls below $5.00 per share for any 20 trading days during a 30 trading day period beginning 30 days following the closing of the Merger (a “Trigger Event”), then Seller may elect to accelerate the Maturity Date to the date of such Trigger Event. At the Maturity Date, the combined company is required to purchase from Seller, subject to Seller’s consent, all of the unsold Shares for consideration equal to an amount, in cash or Shares at the sole discretion of combined company (the “Maturity Consideration”), equal to (a) in the case of cash, the product of the unsold Shares and $2.00, or $2.50, solely in the event of a Registration Failure (as defined in the Forward Purchase Agreement), and (b) in the case of Shares, such number of Shares (the “Maturity Shares”) with a value equal to the product of the unsold Shares and $2.00, or $2.50, solely in the event of a Registration Failure, divided by the VWAP Price of the Shares for the 10 trading days prior to the Maturity Date; provided that the Maturity Shares used to pay the Maturity Consideration are freely tradable. If the Maturity Shares are not freely tradable, Seller shall instead receive such number of Shares equal to the product of (i) three (3) and (ii) 6,600,000 minus the Terminated Shares (as defined in the Forward Purchase Agreement) (the “Penalty Shares”); provided, however, that if the Penalty Shares are freely tradable within 45 days after the Maturity Date, Seller shall return to Appreciate such number of Penalty Shares that are valued in excess of Maturity Consideration based on the 10-day VWAP ending on the date that such Shares satisfied the Share Conditions.

In addition, pursuant to the terms and conditions of the Forward Purchase Agreement, ConnectM and the combined company agree, from and after December 31, 2022, not to incur in excess of $25.0 million of indebtedness through and including the 90th day following the Prepayment Date without the prior written consent of the Seller.

A break-up fee equal to (i) all of Seller’s reasonable and documented fees and expenses relating to the Forward Purchase Agreement capped at $75,000 plus (ii) $500,000, shall be payable by the combined company to Seller in the event the Forward Purchase Agreement is terminated by MCAC.

In connection with MCAC’s initial public offering which was consummated on May 13, 2022, Seller and its affiliates entered into an investment agreement with MCAC and the Sponsor pursuant to which Seller and its affiliates purchased 792,000 units of MCAC at the initial public offering price of $10.00 per unit and 60,000 shares of Class B common stock, par value $0.0001 per share, of MCAC (the “Founder Shares”), at a purchase price of approximately $0.009 per Founder Share.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, Sponsor Support Agreement, Company Stockholder Support Agreement, the form of Lock-up Agreement, the form of 2023 Equity Incentive Plan, the form of Registration Rights Agreement and the Forward Purchase Agreement, copies of each of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5 and Exhibit 10.6 respectively, and the terms of which are incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On January 3, 2023, MCAC and ConnectM issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between MCAC and ConnectM. All statements other than statements of historical facts contained in this report, including statements regarding MCAC or ConnectM’s future results of operations and financial position, the amount of cash expected to be available to ConnectM after the Closing and giving effect to any redemptions by MCAC stockholders, ConnectM’s business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated products and expected use of proceeds, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MCAC securities; the failure to satisfy the conditions to closing the transaction, including the approval by the stockholders of MCAC and the receipt of certain governmental and regulatory approvals; the risk that some or all of MCAC’s stockholders may redeem their shares at the Closing Date; the effect of the announcement or pendency of the transaction on the ConnectM’s business relationships and business generally; the outcome of any legal proceedings that may be instituted related to the transaction; the ability to realize the anticipated benefits of the transaction; and ConnectM may use its capital resources sooner than it expects. Moreover, ConnectM operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond MCAC’s and ConnectM’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed below and other documents filed by MCAC’s from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. MCAC and ConnectM assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MCAC nor ConnectM gives any assurance that either MCAC or ConnectM or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between MCAC and ConnectM. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. MCAC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of MCAC, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all MCAC stockholders. MCAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of MCAC are urged to carefully read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction, including the terms of the proposed transaction, the parties involved and the risks associated with the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MCAC through the website maintained by the SEC at www.sec.gov or by directing a request to: Monterey Capital Acquisition Corporation, 419 Webster St., Monterey, CA 93940, Attention: Bala Padmakumar.

Participants in the Solicitation

MCAC and ConnectM and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MCAC’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of MCAC and information regarding their interests in the Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Agreement and Plan of Merger dated as of December 31, 2022, by and among Monterey Capital Acquisition Corporation, Chronos Merger Sub, Inc. and ConnectM Technology Solutions, Inc.

10.1	Sponsor Support Agreement dated as of December 31, 2022, by and among Monterey Capital Acquisition Corporation, Monterrey Acquisition Sponsor, LLC and ConnectM Technology Solutions, Inc.

10.2	Company Stockholder Support Agreement dated as of December 31, 2022, by and among Monterey Capital Acquisition Corporation, ConnectM Technology Solutions, Inc. and the Company Stockholders.

10.3	Form of Lock-up Agreement.

10.4	Form of ConnectM Technology Solutions, Inc. 2023 Equity Incentive Plan.

10.5	Form of Amended and Restated Registration Rights Agreement.

10.6	Forward Purchase Agreement dated as of December 31, 2022, by and among Meteora Special Opportunity Fund, Monterey Capital Acquisition Corporation and ConnectM Technology Solutions, Inc.

99.1	Press Release issued by Monterey Capital Acquisition Corporation and ConnectM Technology Solutions, Inc. on January 3, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Monterey Capital Acquisition Corporation agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 3, 2023

MONTEREY CAPITAL ACQUISITION CORPORATION

By:	/s/ Bala Padmakumar
Name:	Bala Padmakumar
Title:	Chief Executive Officer